FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 1-14916

BROOKFIELD PROPERTIES CORPORATION
(Translation of registrant's name into English)

Brookfield Place
181 Bay Street
Suite 330
Toronto, Ontario
Canada M5J 2T3
(416) 369-2300
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Periodic Report on Form 6-K:

(a)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2009;

(b)	Consolidated Financial Statements for the fiscal year ended December 31, 2009; and

(c)	Reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 5, 2010.

Brookfield Properties Corporation
By:	/s/ “Michelle L. Campbell”
Name:	Michelle L. Campbell
Title:	Vice President, Compliance
Assistant Corporate Counsel
Assistant Secretary

EXHIBIT LIST

Exhibit	Description

99.1	Management’s Discussion and Analysis for the fiscal year ended December 31, 2009.

99.2	Consolidated Financial Statements for the fiscal year ended December 31, 2009.

99.3	Reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States.

99.4	Consent of Deloitte & Touche LLP